January 27, 2006 via EDGAR and Federal Express	Randall B. Schai Randall.schai@hellerehrman.com Direct (415) 772-6970 Main (41 5) 772-6000 Fax (415) 772-6268

37122-0003

Securities and Exchange Commission

Division of Corporation Finance/AD10

100 F Street, NE

Washington, DC 20549-6010

ATTENTION: Mr. Tim Buchmiller

RE:	Nextest Systems Corporation
Registration Statement on Form S-1, Filed on December 2, 2005
File No. 333-130100

Dear Mr. Buchmiller:

On behalf of Nextest Systems Corporation (“the Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff’) set forth in its letter dated December 29, 2005 in connection with the filing of the above-referenced registration statement (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the originally filed Registration Statement, and will forward a courtesy package of these documents to our examiners: Tim Buchmiller and Kevin Kuhar.

The responses below correspond to the paragraph numbers of the Staff’s letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

Heller Ehrrnan White & McAuliffe LLP    333 Bush Street    San Francisco, CA 94104-2878    www.hewm.com

San Francisco    Silicon Valley    Los Angeles    San Diego    Seattle    Portland    Anchorage    New York    Washington, D.C.    Madison, WI

Hong Kong    Beijing    Singapore          Affiliated Offices:     Milan    Paris    Rome

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In response to the Staff’s comments, the Company confirms that it will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering within that range, in any preliminary prospectus it circulates.

2.	Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

In response to the Staff’s comments, the Company hereby provides copies of the industry reports it cites throughout the prospectus. The Company confirms that the sources of the cited data have consented to the Company’s use of their names and data. The Company further confirms that none of the above mentioned reports were commissioned by or specifically prepared for the Company.

3.	Please provide us with copies of any graphics you intend to use in your prospectus on confirm that you do not intent to use any graphics.

In response to the Staff’s comments, the Company hereby provides copies of the graphics it intends to use in the prospectus.

Prospectus Summary, page 1

4.	We note your disclosure that you “target” growth segments of the semiconductor industry, such as the flash memory and flash-based SOC markets, that your products are “used” to test other high growth, high volume integrated circuits such as microcontrollers, smart cards, and field programmable logic devices, and that your systems are used during the design process. Please revise your disclosure to also indicate what percentage of your historical revenues has been derived from each of these markets.

In response to the Staff’s comment, the Company respectfully notes that once it ships its ATE systems to customers, the systems are outside of its control, and the Company often has only very limited visibility as to how they are used. When a customer places an order with the Company, the Company may have either limited or no information as to the intended application for the equipment. Several of the Company’s customers take advantage of the flexibility of our products described in the Registration Statement and use the Company’s products across a range of IC types cited in the Registration Statement. The application of the Company’s products can also change over time as the customer’s product mix shifts. ATE shipped to a particular customer facility may also be shipped to another facility, and used for a different purpose, without notification to the Company. Thus, ATE originally purchased for a particular application, may end up testing different product types. As a result, the Company does not have information that indicates how the usage of its

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products is split between the various markets, and the Company does not attempt to track this breakdown.

5.	We note your disclosure in the second paragraph. Please briefly clarify for your investors how the expected growth in the flash memory market, when measured in terms of megabytes, is relevant to your future prospects.

In response to the Staff’s comment, the Company provides additional disclosure on pages 1 and 45 of the Amendment.

6.	We note your reference to the iPod nano at the end of the first paragraph. Please tell us why this reference is appropriate disclosure for your prospectus summary. For example, please tell us whether you have historically derived a material portion of your revenues from sales of your products used in connection with the iPod nano.

In response to the Staff’s comment, the Company notes that it identified iPod nano as an example of flash-based portable music systems, which is a relatively new product in the portable music system marketplace, but is expected to outpace hard disk drive based portable music systems. The iPod nano replaced the iPod Mini, a hard disk drive based portable music system in September 2005.

The Company references the iPod nano because it illustrates that flash memory density increases and cost decreases are enabling new flash-based products that are driving flash memory market growth, and growth of ATE used to test flash memory. The technical enabler of the iPod nano is its flash memory, which uses only recently available 16Gb flash memory chips which are sold at a very low price per bit that was previously impossible. Though the exact data is not publicly available, it is generally accepted that the iPod nano alone has created significant growth in the flash memory market. The Company believes its reference to Apple’s iPod nano to be an appropriate disclosure for the Registration Statement because the Company’s ATE is used by the primary supplier of flash memory to Apple to perform final test of the flash memory ICs that they sell to Apple for use in the iPod nano. The Company has not historically derived a large portion of its revenue from this application because the iPod nano is a very recent product.

7.	Briefly describe your reliance on your key customers for a significant portion of your revenues.

In response to the Staff’s comment, the Company provides additional disclosure on page 1 of the Amendment.

Our Strategy, page 2

8.

We note that your objective is to be “the leading supplier of ATE systems for flash memory and other high volume, low-cost IC markets.” We also note your disclosure on page 1 that the market in 2004 for ATE systems was $4.8 billion and that your

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revenues for the fiscal year ended June 30, 2005 were $48.5 million. Given that you currently appear to represent approximately 1% of the market for ATE systems, please balance your disclosure regarding your strategy to present the challenges you will face and to discuss with greater specificity how you will increase your market share in order to achieve your objective.

In response to the Staff’s comment, the Company provides additional disclosure on page 2 of the Amendment.

9.	We note your disclosure that you face a “variety of challenges.” Please revise your summary to briefly indicate the most significant risks or challenges you face.

In response to the Staff’s comment, the Company provides additional disclosure on page 2 of the Amendment.

Risk Factors, page 6

10.	We note your disclosure in the last sentence under “Gross Profit” on page 31 that you believe that as you attempt to win more market share you will experience pricing pressures that may result in lower gross profits. Please expand your risk factor disclosure to describe these risks.

In response to the Staff’s comment, the Company expands its risk factors on pages 7 and 10 of the Amendment.

We rely on a small number of customers..., page 7

11.	Expand to briefly explain why the percentage of sales to Atmel and SanDisk declined over the periods. Also state that sales to Hynix accounted for 59% of your September 30, 2005 sales.

In response to the Staff’s comment, the Company expands its risk factor on page 8 of the Amendment.

A sale of substantial number of shares of our common stock..., page 16

12.	Please disclose the number of shares of your common stock that are subject to registration rights or that you have otherwise agreed to register for resale under the Securities Act.

In response to the Staff’s comment, the Company provides additional disclosure on page 17 of the Amendment.

The underwriters may have a conflict of interest in connection with this offering, page 16

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13.	Please indicate the material risks presented to your investors from the potential conflicts of interest.

In response to the Staff’s comment, the Company provides additional disclosure on page 18 of the Amendment.

14.	Expand the disclosure to state the actual percentages of outstanding preferred stock held by each of the underwriters and their affiliates, rather than stating beneficial ownership as “less than 10%” or “more than 10%.” Reconcile the disclosure here with that in the “Principal and Selling Stockholders” table on page 65. For example, you state here that entities affiliated with SG Cowen & Co. beneficially owned in the aggregate more than 10% of your outstanding preferred stock, yet that is not reflected in the beneficial ownership table.

In response to the Staff’s comment, the Company provides additional disclosure on page 18 of the Amendment. The Company respectfully notes that its disclosure in the “Principal and Selling Stockholders” table reflects presentation of the beneficial ownership on an as converted basis since at the time of the offering all outstanding preferred stock will convert into the Company’s common stock, and SG Cowen & Co. is not a 5% owner of the Company’s common stock, on an as converted basis.

15.	Explain in more detail why Needham & Company, LLC, whose affiliates own 2.4 million shares of your preferred stock, is described as owning “less than 5% of [your] outstanding preferred stock” and can serve as a qualified independent underwriter in this offering. We note the beneficial ownership table states Needham affiliates hold 9.32% of the outstanding preferred stock.

In response to the Staff’s comment, the Company provides additional disclosure on page 18 of the Amendment.

Capitalization Table, page 21

16.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, the Company removed the caption relating to cash and cash equivalents from it capitalization table.

Dilution, page 22

17.	Please expand your disclosure after the second table to also include the dilution to be experienced by your new investors if the underwriters exercise their over-allotment option in full, such as the increase in pro forma net tangible book value per share attributable to your offering and the dilution in pro forma net tangible book value per share to new investors.

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In response to the Staff’s comment, the Company provides additional disclosure on pages 23 and 24 of the Amendment.

18.	We note your discussion of the further dilution to be experienced by your new investors to the extent your outstanding stock option are exercised. Please also explain how the “shares purchased” and “total consideration” columns in your second table would change due to the exercise of outstanding options.

In response to the Staff’s comment, the Company provides additional disclosure on page 24 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Sales, General and Administrative, page 26

19.	Please clarify the disclosure in the second to last sentence to indicate with more specificity the factors that cause the commission expenses included in SG&A expenses to fluctuate with changes in revenue and changes in customer mix comprising your revenue. If certain of your product lines carry a higher commission expense, such as your Magnum product line, please indicate the effects of increased sales of those product lines on your results of operations.

In response to the Staff’s comment, the Company clarifies its disclosure on page 29 of the Amendment. In addition, the Company advises the Staff that its commission arrangements do not vary by product.

Results of Operations, page 30

20.	Where changes in financial statement amounts are attributable to known factors, each factor should be separately quantified and discussed to the extent practicable. As an example, we note your disclosure regarding the primary reason for your increase in product revenues for the three months ended September 30, 2005 and for your 2005 fiscal year as compared to the prior comparable periods was primarily attributable to the increased sales of your Magnum product. Please revise your results of operations and your discussion of liquidity and capital resources accordingly.

In response to the Staff’s comment, the Company revises its disclosures throughout its Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Comparison of the Three Months Ended September 30, 2005 and 2004, page 30

Net Revenue, page 30

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21.	Please revise your discussion of changes in net revenue to separately describe and quantify the effects of changes in unit prices and volume on reported revenues for each major product line. Refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company revises its discussion of net revenue for each period presented in compliance with Item 303(a)(3)(iii) of Regulation S-K.

Business, page 41

22.	In your risk factor entitled “In the event of environmental contamination...,” you address the risks related to “federal, state and local laws governing the environment.” Please briefly describe the laws that may affect your business and discuss any material effects that compliance with those laws could have on your capital expenditures, earnings and competitive position. See Item 101(c)(xii) of Regulation S-K.

The Company evaluated its risks related to federal, state and local laws governing the environment, and how compliance with such laws may affect its business, and in response to the Staff’s comment, deleted the risk factor entitled “In the event of environmental contamination...” in the Amendment.

Management, page 54

23.	We note that your chief executive officer continues to serve as president of Sytest Systems Corporation which was co-founded by your chief executive officer and vice president of operations. In an appropriate section of your document, please briefly describe the business of Sytest, highlight any risks that may arise as a result of these relationships and as a result of the devotion of your officers’ efforts to that company, and disclose the portion of time that your chief executive officer devotes to Sytest.

The Company respectfully confirms that its Chief Executive Officer has resigned as a president of Sytest and the Company’s Vice President of Operations has resigned as chief executive officer of Sytest, both effective as of December 31, 2005. The Company confirms that both its Chief Executive Officer and Vice President of Operations devote their full time and energy to the business of the Company. In response to the Staffs comment, the Company makes revisions to page 57 of the Amendment.

Related Party Transactions, page 64

24.	State how much of the bonus payment was made to each named individual who received a loan. Also clarify whether all the shares that were initially issued to the four individuals were repurchased in exchange for extinguishment of their debt.

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In response to the Staff’s comment, the Company revises its disclosure on page 67 of the Amendment.

Principal and Selling Stockholders, page 65

25.	Please identify the natural person(s) with voting or investment control over the shares held by Needham Capital Partners and J. & W. Seligman & Co.

In response to the Staff’s comment, the Company revises its disclosure on page 70 of the Amendment.

26.	Please clarify in footnote (8) whether the shares of restricted stock that will vest upon completion of the offering will remain subject to your right of repurchase after your offering or whether your repurchase rights will lapse once the shares are vested.

In response to the Staff’s comment, the Company revises its disclosure on page 70 of the Amendment.

27.	Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale. If a selling stockholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless the selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise your disclosure accordingly.

The Company respectfully submits that it has not finalized the list of selling stockholders and will respond to this comment once such list has been finalized. To the extent the Company determines that a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, the Company will ask such selling stockholder to confirm that (a) the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and (b) at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the subject securities.

Shares Eligible for Future Sale, page 70

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28.	Please include a table quantifying the portion of the restricted securities that will be subject to the volume and other restrictions of Rule 144 after the completion of your offering and the date(s) that those securities will be eligible for resale, the number of restricted securities that will be eligible for resale under Rule 144(k) after the completion of the offering and the date(s) that those securities will be eligible for resale, and the number of restricted securities, if any, that will be eligible for resale under Rule 701 after the completion of the offering and the date(s) that those securities will be eligible for resale, in all cases taking into account the impact of the holding period required under the lockup agreements.

In response to the Staff’s comment, the Company revises its disclosure on page 74 of the Amendment.

Underwriting, page 72

29.	Explain in more detail the nature of the conflict of interest with SG Cowen & Co., and why Needham & Company, LLC, is eligible to be a qualified independent underwriter given the share ownership by its affiliates and the fact that an affiliate appears to be a selling shareholder in the offering. Confirm that NASD agrees with this determination.

In response to the Staff’s comment, the Company provides additional disclosure on page 78 of the Amendment. In addition, the Company confirms that all required information has been submitted to the NASD by the underwriter’s counsel, and the NASD has indicated, by oral statement, that it has found no objection to Needham & Company, LLC, acting as a qualified independent underwriter.

Consolidated Financial Statements, page F-1

30.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

The Company advises the Staff that it will give ongoing consideration to the updating requirements of Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

31.	We note your “draft” report for the effect of the reincorporation described in Note 13. Prior to going effective the audit report should be signed and unrestricted.

In response to the Staff’s comments, the Company confirms that an unrestricted report from its independent registered public accounting firm will be included in the amendment that is to be declared effective.

Note 1 – The Company and Basis of Presentation, page F-8

Revenue Recognition, page F-9

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32.	We note your disclosure that multiple deliverables are accounted for separately in accordance with EITF 00-21. Reference to accounting literature is not specifically descriptive to determine your accounting. Please revise the filing to disclose your accounting under EITF 00-21.

In response to the Staff’s comments, the Company expands its disclosure on pages F-9 and F-10. The Company advises the Staff that the Company’s product sales consist primarily of the sale of ATE equipment. Although the Company sells extended warranty and maintenance services, such services are typically provided under separately priced agreements/purchase orders. Extended warranty and maintenance service agreements typically provide for an additional two to four years term and are renewable by the customer at their option. The Company does not require the purchase of these services and many customers do not purchase these services. For transactions entered into contemporaneously, or in a planned or expected series of transactions, the Company recognizes revenue in accordance with the guidance included in EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, and believes each element represents a separate unit of accounting as set forth thereunder.

Stock-based compensation, page F-15

33.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred stock, stock options and warrants since December 2004 through the date of your response. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

In response to the Staff’s comment, the Company supplementally provides the information that the Company utilized in determining the fair value of its common stock for the purposes of computing stock-based compensation expense for the period from December 2004 through the date of this letter, as applicable and for financial statement disclosure. With the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time the option grants were issued were ultimately resolved, the Company has considered whether certain stock options granted during this period contained additional compensatory elements that should have been recorded within the Company’s financial statements. As a result of this re-examination, for the reasons set forth on Attachment A, the Company respectfully submits that no revisions are necessary.

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Note 2 – Balance Sheet Components, page F-20

34.	Please explain in greater detail your policy with respect to demonstration equipment, evaluation units and field service inventory. Explain the contractual terms under which they have been loaned and if you sell these to customers. Also, explain over what period you are depreciating the demonstration equipment and where it is recorded in your income statements.

In response to the Staff’s comment, the Company provides additional disclosure on page F-13 of the Amendment. In addition, the Company respectfully refers the Staff’s attention to the disclosure of the contractual terms of evaluations units (inventory held at customers) in the second paragraph on page F-13 of the Amendment.

35.	In this regard, please provide the amount of demonstration equipment, evaluation equipment and field service inventory sold in each period presented. We assume that these inventories were sold at lower margins then other inventories. Please tell us if they have a material impact on gross margins. If so, revise to disclose separately in MD&A.

The Company advises the Staff that for each of the periods presented, there have been no sales of demonstration equipment and field service inventory. In the period ended September 30, 2005, however, the Company did transfer back a system from demonstration equipment to inventory with a net book value at the date of transfer of approximately $53,000 that was refurbished and sold to a customer in the quarter ended December 30, 2005. Consistent with the Company’s policy the net book value was included in cost of revenue in the quarter ended December 30, 2005. The gross margin on that transaction did not materially impact gross margin for the period.

“Inventory held at customers”, disclosed on page F-20, generally consist of evaluation systems and spare parts staged at customers during the warranty period. Spare parts kits are either returned to the Company at the end of the warranty period or are sold to the customer at normal spare parts selling price. Evaluation systems are placed at customers to enable the Company’s customers to evaluate the capability and functionality of the Company’s testers. These systems are generally returned to the Company after the customer has completed its evaluation (usually less than one year) and determined the suitability of the Company’s tester to their requirements. Often these systems are configured to the specific application and therefore need to be returned and reconfigured to the application specific customer order. In the Company’s process of accounting for the return it is not possible to track the margin on the subsequent sale after the system has been modified since some components of the evaluation system are returned to inventory for use on other customer orders and other components are added meet the order specifications. However, in the periods ended June 30, 2003, 2004 and 2005 the Company did have revenue of approximately $107,000, $1,539,000 and $90,000, respectively from sales of evaluation systems directly from “Inventory held at customers” with gross margins that were consistent with the overall gross margin in those same periods. The Company further advises the Staff that “Inventory held at customers” is included in the Company’s periodic analysis of inventory for potential excess, obsolescence and net realizable value adjustments.

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Note 6 – Convertible Preferred Stock, page F-24

36.	For each convertible preferred stock agreement, please tell us and disclose the significant terms of the preferred stock. Significant terms include settlement alternatives and the party that controls settlement and conversion rates, as well as caps and floors on those rates. Please also tell us and disclose how you accounted for the issuance of the convertible preferred stock. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. The response should address the accounting for the host contract and any embedded derivatives, including classification and valuation of each. The response should also specifically discuss your consideration of any variable rate conversion features.

In response to the Staff’s comment, the Company refers the Staff to the settlement alternatives of the Company’s convertible preferred stock disclosed on pages F-25 and F-26. Settlement alternatives consist of:

a) settlement on a liquidation event at fixed settlement rates and in accordance with stated settlement priority among the different series of convertible preferred stock;

b) conversion to common stock upon the earlier of the closing of a qualified firm commitment underwritten public offering or a change in control of the entity at fixed conversion rates as adjusted in accordance with full antidilution provisions;

c) conversion to common stock at the option of the holder of the convertible preferred stock at fixed conversion rates as adjusted in accordance with full antidilution provisions; and

d) redemption of the Series B convertible preferred stock at the election of a majority of the holders on November 29, 2006 at a price equal to the greater of the fair value of such stock, as determined by the Board of Directors, including a director elected by the holders of the Series B convertible preferred stock, or the original issue price plus all declared but unpaid dividends thereon.

The Company supplementally advises the Staff that conversion rates of the Company’s convertible preferred stock change only to offset potential dilution of the holdings of convertible preferred stock in the event of subsequent rounds of financing based on downward valuation or common stock dividends, splits and reverse splits, subdivisions, combinations or consolidations, otherwise the conversion rates are fixed.

The Company advises the Staff that the Company considered potential embedded derivatives in convertible preferred stock upon issuance of such stock and whether such derivatives required bifurcation. In connection with this analysis, the Company identified the following potential embedded derivatives:

1.	An automatic conversion into common stock feature upon occurrence of a specified event (i.e. a qualified initial public offering or upon a change in control);
2.	An optional conversion into common stock at the option of the holder;
3.	An automatic liquidation settlement upon occurrence of a liquidation event; and
4.	An optional redemption of Series B convertible preferred stock at the option of a majority of the holders at a determinable date.

Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) paragraph 11 states that “Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

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EITF 01-06 “The Meaning of Indexed to a Company’s Own Stock” defines instruments “indexed to a company’s own stock” within the meaning of Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and paragraph 11(a) of SFAS No. 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.” None of the contractual provisions referred to above have contingency provisions that are based on an observable market or index, but rather are based on an occurrence or non-occurrence of specified events, such as an IPO or a change in control. Once the specified events occur, the settlement amount is determined based on value of our preferred and common stock at the time of settlement.

Although the contractual provisions are not freestanding derivative instruments, the Company considered EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, guidance to determine whether the contractual provisions would be classified in equity (temporary and permanent) were they freestanding instruments. Considering guidance in paragraphs 12-33 of EITF 00-19, the Company concluded that such instruments would be classified as equity.

As contractual provisions were both a) indexed to the Company’s stock, and b) classified in equity, the Company concluded that these provisions were not deemed to be derivatives.

In addition, the Company also considered, in accordance with SFAS No. 133 paragraph 12(c), whether the contractual provisions would satisfy the criteria noted in SFAS No. 133 paragraphs 6-11 for being a derivative instrument. The Company concluded that the four contractual provisions referred to above do not satisfy the “net settlement” criterion as settlement requires physical settlement in either the Company’s stock or cash. As the Company is private and there is no active market for its stock, such a settlement in the Company’s stock would not be readily convertible to cash.

37.	In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period. Tell us how you have accounted for the provisions of the registration rights agreement. Your response should address the impact of EITF 00-19 and EITF 05-04 on your required accounting. Please be as detailed as possible in your response.

The Company advises the Staff that only the Series B Preferred stockholders are party to an Information and Registration Rights Agreement (the “Registration Rights Agreement”). In response to the Staff’s comment, the Company has revised its disclosure in Note 6 on page F-26 to include a description of the key provisions of the Registration Rights Agreement. The Company advises the Staff that the Registration Rights Agreement contains a demand registration section that provides that Series B Preferred shareholders can request registration of certain of the Company’s registrable securities and that the Company must employ all reasonable efforts in good faith to do so. The Registration Rights Agreement does not provide for any liquidated damages in the event that the Company is not successful in those efforts and or fails to maintain registration of those securities.

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38.	Please tell us how you have evaluated the applicability of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on the accounting and presentation requirements of your Series A preferred shares. If you believe SFAS 150 does not impact you please demonstrate why ASR 268 and EITF D-98 do not impact the presentation and accounting requirements for your preferred shares. Note that ASR 268 and the interpretive guidance in EITF D-98 are applicable for instruments that are not within the scope of Statement 150.

The Company advises the Staff, that the Series A Preferred Stock was analyzed under the provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”), and it was determined not to be within the scope of SFAS No. 150 because redemption of the Series A Preferred Stock is contingent upon occurrence of a liquidation event. EITF D-98 and ASR 268 do not apply to the Series A Preferred Stock as the terms related to the Series A Preferred Stock, as discussed below, do not provide for payments in cash or other assets to the Series A preferred stockholders except for in an ordinary, or true, liquidation event.

As a result of the SEC Staff’s comment, the Company reviewed the terms of its Series A Preferred. When the Series A Preferred was issued in January 2001, its terms provided for a cash payment only in the case of an ordinary or true liquidation. See Exhibit A to this response which attaches the liquidation preference applicable as of January, 2001 (“Original Articles”). However, when the Company sold its Series B Preferred stock in November of 2001, the terms of the Series A Preferred’s liquidation preference were changed in the Company’s amended and restated articles of incorporation (“Restated Articles”) to provide for cash payment in other than an ordinary liquidation. This change to the Series A liquidation rights was a drafting error. Neither the Company nor the holders of the Series A Preferred were aware of or intended that the Series A Preferred’s liquidation preference be changed. The Restated Articles, which we filed to set forth the rights of Series B, were approved by both the Company and a majority vote of all the Company’s shareholders including the Series A Preferred and were filed with the State of California on November 21, 2001. Neither the Company nor the Series A Preferred shareholders were aware that the Restated Articles contained this change to the Series A liquidation rights to provide for a cash payment upon the sale, lease, assignment, transfer or conveyance of all or substantially all of the assets of the Company, the bona fide acquisition of the Company by a third party entity by means of consolidation, corporate reorganization or merger, or other transaction or series of related transaction in which more than 50% of the outstanding voting power of the Company is disposed of. See Exhibit B to this response which attaches the liquidation preference erroneously reflected in the Restated Articles. Other than the change in liquidation rights, there were no other substantive changes to the original terms of the Series A Preferred in connection with the sale of Series B Preferred. The mandatory conversion terms discussed below were included in the Original Articles and no change to these mandatory terms was made in the Restated Articles.

The Company notes that Article 4(4)(a)(ii) of the Original and Restated Articles, provide that each share of the Company’s Series A Preferred shall automatically convert into common stock upon the approval of the Board of Directors of the Company of the bona fide sale, lease, assignment, transfer or conveyance of all or substantially all of the assets of the Company, the bona fide acquisition of the Company by a third party entity by means of consolidation, corporate reorganization or merger, or other transaction or series of related transactions in which more than 50% of the outstanding voting power of the Company is disposed of. We refer to these circumstances as an “Automatic Conversion Event.” Since the Series A was issued, the Board has not been controlled by the Series A holders. Exhibit C to this response attaches the Automatic Conversion Event language.

Notwithstanding that such mandatory conversion terms would prevent a Series A holder from receiving cash and notwithstanding the mandatory conversion of all Series A Preferred into common stock immediately prior to a declaration of effectiveness of the Company’s registration statement in accordance with Article 4(4)(a)(ii), the Company obtained in January 2006 a written consent in lieu of resolution (as authorized by California law) of the requisite percentage of the holders of the Series A Preferred authorizing the Company to file an amendment to the Restated Articles correcting the Series A Preferred rights set forth in Article 4(2)(a) (Liquidation Preference), to the format reflected in the Original Articles (i.e., a cash payment only in the case of an ordinary or true liquidation).

Further, the Company is a California corporation and, accordingly, is subject to the requirements of the California Corporations Code (the “Corporations Code”). Section 1001(a) of the Corporations Code states that “(a) corporation may sell, lease, convey, exchange, transfer or otherwise dispose of all or substantially all of its assets when the principal terms are approved by the board...”. Section 1101 of the Corporations Code requires that “(the) board of each corporation which desires to merge shall approve an agreement of merger.” Further, Section 1200 of the Corporations Code requires board approval by each party in a merger reorganization, the acquiring corporation in an exchange reorganization, both corporations in a sale-of-assets reorganization and the acquiring corporation in a share exchange tender offer.

Accordingly, by law, any sale of all or substantially all of the Company’s assets requires the advance approval of the Company’s board of directors. A merger also requires advance board approval. In each of these circumstances, the advance board approval would trigger an automatic conversion of the Company’s Series A Preferred into common stock. While a sale of more than 50% of the Company’s outstanding voting power does not require mandatory board approval under the law, the Company’s board is able to pass a resolution approving the sale (for purposes of the automatic conversion provision or otherwise) and thus similarly automatically convert the Series A Preferred into common stock. This would mean that no Liquidation Event could occur in circumstances of a merger, sale of all or substantially all of the Company’s assets or upon a sale of more than 50% of the Company’s outstanding voting power because the board approval would result in the automatic conversion of the Series A Preferred such that no Series A Preferred would remain issued and outstanding for purposes of the liquidation preference. Thus, notwithstanding the erroneous Series A Preferred liquidation language added to the Restated Articles in November 2001, the Company could not be forced under Article 4(2)(a) to redeem the Series A Preferred for cash other than in an ordinary or true liquidation. However, since the November, 2001 change to Section 2 was in error, the Company is concurrently amending the Articles, as discussed above, to correct the error.

Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. As discussed above, the Series A Preferred does not have any redemption features that are outside of the Company’s control and thus the Company believes that its Series A Preferred is properly classified within permanent equity.

The Company further advises that it has clarified its disclosure regarding the Series A Preferred included in footnote 6 on page F-25 to more clearly reflect the liquidation rights of the Company’s preferred stock.

HellerEhrman A T T O R N E Y S	Venture Law Group	Securities and Exchange Commission January 27, 2006 Page 15

Note 11 – Related Party Transactions, page F-31

39.	Significant related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. In this regard, revise to disclose separately the sales and balance due from related parties or advise us why this disclosure is not necessary.

The Company advises the Staff that Atmel Corporation is one of the Company’s customers and also a holder of 379,000 shares of the Company’s Series A Preferred Stock. Upon the closing of the proposed offering, all shares of the Series A Preferred Stock (and every other class or series of the Company’s Preferred Stock) will be converted in Common Stock of the Company. As a result, assuming that Atmel is not a selling shareholder, Atmel will hold less than 5% of the Company’s stock (both on an issued and outstanding and by class basis). The Company has modified its balance sheet-accounts receivable on page F-3 and statement of operations-net revenue on page F-4 captions to indicate amounts therein include amounts from related parties, and refer the reader to Note 11 of the Notes to Consolidated Financial Statements.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

40.	Please indicate the portion of any of the expenses that will be borne by the selling shareholders.

In response to the Staff’s comments, the Company hereby revises its disclosure on page II-1 of the Amendment to indicate that, except for the underwriting discounts, no portion of the expenses will be borne by the selling stockholders.

Item 15. Recent Sales of Unregistered Securities, page II-1

41.	Revise to provide all other information required by Item 701 of Regulation S-K.

The Company respectfully submits that it has disclosed all sales of the Company’s securities in the past three years as required by Item 701 of Regulation S-K. In response to the Staff’s comments, the Company hereby revises the disclosure on page II-1 of the Amendment.

Exhibit 23.1

42.	An updated accountant’s consent should be included with any amendment to the filing.

In response to the Staff’s comments, the Company hereby includes an updated accountant’s consent as Exhibit 23.1 to the Amendment. A new consent will be filed with any future amendment to the Registration Statement.

Please contact the undersigned at (415) 772-6970 if you have any questions regarding the Amendment or the responses to the Staff’s comment letter.

Very truly yours,

/S/    RANDALL B. SCHAI

Randall B. Schai